UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NOVABAY PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

66987P201
(CUSIP Number)

OP Financial Investments Limited Attn: Yanbin (Lawrence) Liu 27/F, Two Exchange Square 8 Connaught Place Central, Hong Kong TEL: +852-21350281
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P201	SCHEDULE 13D

1.	Name of Reporting Person OP Financial Investments Limited
2.	Check the appropriate box if a member of a group a.☐ b.☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person IV, CO

Item 1.        Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of NovaBay Pharmaceuticals, Inc. (the “Company”), a Delaware corporation.

Address of Issuer’s Principal Executive Offices:

2000 Powell Street, Suite 1150

Emeryville, California 94608

Item 2.        Identity and Background

This statement is being filed by the following Reporting Person:

OP Financial Investments Limited (“OP Financial”)

Place of Organization:

OP Financial is a public company organized in the Cayman Islands.

Principal Business:

The principal business of OP Financial is as an investment firm focused on cross-border investment opportunities.

Address of Principal Business Office or, if none, Residence:

OP Financial Investments Limited

27/F, Two Exchange Square

8 Connaught Place

Central, Hong Kong

(d) During the last five years, the Reporting Person was not convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This item is not applicable.

Item 4. Purpose of Transaction.

This item is not applicable.

Item 5. Interest in Securities of the Issuer.

(a) OP Financial is the beneficial owner of 0 Shares, which represents 0% of all outstanding Shares.

(b)

Sole Voting Power: 0

Shared Voting Power: 0

Sole Dispositive Power: 0

Shared Dispositive Power: 0

(c) Effective March 21, 2019, OP Financial entered into a Shares Sale and Purchase Agreement with Mr. Jian Ping Fu, pursuant to which it sold 1,700,000 Shares to Mr. Fu.

(d) This item is not applicable.

(e) March 21, 2019

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 5 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

This item is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2019

OP Financial Investments Limited

/s/ Gaobo Zhang
Mr. Gaobo Zhang Chief Executive Officer